Exhibit 99

Magna International Inc. 337 Magna Drive Aurora, Ontario L4G 7K1 Tel (905) 726-2462 Fax (905) 726-7164

PRESS RELEASE

MAGNA ANNOUNCES FIRST QUARTER RESULTS

May 8, 2014, Aurora, Ontario, Canada……Magna International Inc. (TSX: MG; NYSE: MGA) today reported financial results for the first quarter ended March 31, 2014.

	THREE MONTHS ENDED
	March 31, 2014	March 31, 2013

Sales	$8,961	$8,361

Adjusted EBIT(1)	$605	$467

Income from operations before income taxes	$581	$457

Net income attributable to Magna International Inc.	$393	$369

Diluted earnings per share	$1.76	$1.57

All results are reported in millions of U.S. dollars, except per share figures, which are in U.S. dollars.

(1)             Adjusted EBIT is the measure of segment profit or loss as reported in the Company’s attached unaudited interim consolidated financial statements.

Adjusted EBIT represents income from operations before income taxes; interest expense, net; and other expense, net.

THREE MONTHS ENDED MARCH 31, 2014

We posted sales of $8.96 billion for the first quarter ended March 31, 2014, an increase of 7% over the first quarter of 2013. We achieved this sales increase in a period when vehicle production increased 4% in North America and 8% in Europe, each relative to the first quarter of 2013.  In the first quarter of 2014, our North American, European, and Asian production sales, as well as tooling, engineering and other sales and complete vehicle assembly sales all increased, while our Rest of World production sales declined, each relative to the comparable quarter in 2013.

Complete vehicle assembly sales increased 2% to $813 million for the first quarter of 2014 compared to $798 million for the first quarter of 2013, while complete vehicle assembly volumes decreased 5% to approximately 36,000 units.

During the first quarter of 2014, income from operations before income taxes was $581 million, net income attributable to Magna International Inc. was $393 million and diluted earnings per share were $1.76, increases of $124 million, $24 million and $0.19, respectively, each compared to the first quarter of 2013.

Excluding other expense, after tax in the first quarters of 2014 and 2013 and the impact of the Austrian tax reform in the first quarter of 2014, income from operations before income taxes, net income attributable to Magna International Inc. and diluted earnings per share increased $140 million, $70 million and $0.40 respectively, each compared to the first quarter of 2013.

During the first quarter ended March 31, 2014, we generated cash from operations of $671 million before changes in non-cash operating assets and liabilities, and invested $197 million in non-cash operating assets and liabilities. Total investment activities for the first quarter of 2014 were $271 million, including $217 million in fixed asset additions and $54 million in investments and other assets.

A more detailed discussion of our consolidated financial results for the first quarter ended March 31, 2014 is contained in the Management’s Discussion and Analysis of Results of Operations and Financial Position and the unaudited interim consolidated financial statements and notes thereto, which are attached to this Press Release.

DIVIDENDS

Yesterday, our Board of Directors declared a quarterly dividend of $0.38 with respect to our outstanding Common Shares for the quarter ended March 31, 2014. This dividend is payable on June 13, 2014 to shareholders of record on May 30, 2014.

OTHER MATTERS

Subject to approval by the Toronto Stock Exchange and the New York Stock Exchange, our Board of Directors approved an amendment to our normal course issuer bid to increase the maximum number of Common Shares that may be purchased under the Bid from 12 million to 20 million of our Common Shares.  The new maximum represents approximately 9.0% of our public float of Common Shares as of November 6, 2013.  No other terms of the Bid have been amended.

UPDATED 2014 OUTLOOK

Light Vehicle Production (Units)
North America	16.8 million
Europe	19.5 million

Production Sales
North America	$17.1 - $17.7 billion
Europe	$9.8 - $10.2 billion
Asia	$1.6 - $1.8 billion
Rest of World	$0.7 - $0.8 billion
Total Production Sales	$29.2 - $30.5 billion

Complete Vehicle Assembly Sales	$2.9 - $3.2 billion

Total Sales	$34.9 - $36.6 billion

Operating Margin(1)	Mid to high 6% range

Tax Rate(1)	Approximately 24.5%

Capital Spending	Approximately $1.4 billion

(1)      Excluding other expense, net

In this 2014 outlook, in addition to 2014 light vehicle production, we have assumed no material acquisitions or divestitures. In addition, we have assumed that foreign exchange rates for the most common currencies in which we conduct business relative to our U.S. dollar reporting currency will approximate current rates.

ABOUT MAGNA

We are a leading global automotive supplier with 315 manufacturing operations and 82 product development, engineering and sales centres in 29 countries.  We have over 128,000 employees focused on delivering superior value to our customers through innovative products and processes, and World Class Manufacturing.  Our product capabilities include producing body, chassis, interior, exterior, seating, powertrain, electronic, vision, closure and roof systems and modules, as well as complete vehicle engineering and contract manufacturing.  Our Common Shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA).  For further information about Magna, visit our website at www.magna.com.

We will hold a conference call for interested analysts and shareholders to discuss our first quarter results on Thursday, May 8, 2014 at 2:00 p.m. EDT. The conference call will be chaired by Don Walker, Chief Executive Officer. The number to use for this call is 1-800-272-6255. The number for overseas callers is 1-416-981-9093. Please call in at least 10 minutes prior to the call. We will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call will be available on our website Thursday afternoon prior to the call.

For further information, please contact Louis Tonelli, Vice-President, Investor Relations at 905-726-7035.

For teleconferencing questions, please contact Nancy Hansford at 905-726-7108.

FORWARD-LOOKING STATEMENTS

The previous discussion contains statements that constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including, but not limited to, statements relating to Magna’s expected production sales, based on expected light vehicle production in North America and Europe; Magna’s expected production sales in the North America, Europe, Asia and Rest of World segments; total sales; complete vehicle assembly sales; consolidated operating margin; effective income tax rate; fixed asset expenditures; and future purchases of our Common Shares under the Normal Course Issuer Bid. The forward-looking information in this document is presented for the purpose of providing information about management’s current expectations and plans and such information may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “outlook”, “project”, “estimate” and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: the impact of economic or political conditions on consumer confidence, consumer demand for vehicles and vehicle production; restructuring, downsizing or other significant non-recurring costs, including in our European business; fines or penalties imposed by antitrust and regulatory authorities, including the German Cartel Office; our ability to grow our business with Asian-based customers; continued underperformance of one or more of our operating Divisions; ongoing pricing pressures, including our ability to offset price concessions demanded by our customers; our ability to successfully launch material new or takeover business; shifts in market share away from our top customers; shifts in market shares among vehicles or vehicle segments, or shifts away from vehicles on which we have significant content; risks of conducting business in foreign markets, including China, India, Russia, Brazil, Argentina, Eastern Europe and other non-traditional markets for us; a prolonged disruption in the supply of components to us from our suppliers; shutdown of our or our customers’ or sub-suppliers’ production facilities due to a work stoppage or labour dispute; scheduled shutdowns of our customers’ production facilities (typically in the third and fourth quarters of each calendar year); our ability to successfully compete with other automotive suppliers; a reduction in outsourcing by our customers or the loss of a material production or assembly program; the termination or non-renewal by our customers of any material production purchase order; our ability to consistently develop innovative products or processes; impairment charges related to goodwill and long-lived assets; exposure to, and ability to offset, volatile commodities prices; fluctuations in relative currency values; our ability to successfully identify, complete and integrate acquisitions or achieve anticipated synergies; our ability to conduct sufficient due diligence on acquisition targets; warranty and recall costs; risk of production disruptions due to natural disasters; pension liabilities; legal claims and/or regulatory actions against us; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; changes in credit ratings assigned to us; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; liquidity risks as a result of an unanticipated deterioration of economic conditions; our ability to achieve future investment returns that equal or exceed past returns; the unpredictability of, and fluctuation in, the trading price of our Common Shares; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward-looking statements and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

For further information about Magna, please see our website at www.magna.com. Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

Unless otherwise noted, all amounts in this Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures, which are in U.S. dollars. When we use the terms “we”, “us”, “our” or “Magna”, we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2014 included in this press release, and the audited consolidated financial statements and MD&A for the year ended December 31, 2013 included in our 2013 Annual Report to Shareholders.

This MD&A has been prepared as at May 7, 2014.

OVERVIEW

We are a leading global automotive supplier with 315 manufacturing operations and 82 product development, engineering and sales centres in 29 countries. We have over 128,000 employees focused on delivering superior value to our customers through innovative products and processes, and World Class Manufacturing. Our product capabilities include producing body, chassis, interior, exterior, seating, powertrain, electronic, vision, closure and roof systems and modules, as well as complete vehicle engineering and contract manufacturing. Our Common Shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA). We follow a corporate policy of functional and operational decentralization, pursuant to which we conduct our operations through divisions, each of which is an autonomous business unit operating within pre-determined guidelines.

HIGHLIGHTS

North American light vehicle production increased 4% in the first quarter of 2014, compared to the first quarter of 2013, to 4.2 million units. In Europe, light vehicle production increased 8% in the first quarter of 2014 to 5.1 million units.

Our first quarter 2014 total sales increased 7% over the first quarter of 2013 to $8.96 billion. Our North American, European and Asian production sales, as well as complete vehicle assembly sales and tooling, engineering and other sales all increased over the comparable quarter while Rest of World production sales declined $54 million.

Adjusted EBIT(1) increased 30% to $605 million in the first quarter of 2014, compared to $467 million in the first quarter of 2013.

•                  Our North America segment reported Adjusted EBIT of $443 million for the first quarter of 2014. This compared to Adjusted EBIT of $381 million, including $39 million of amortization related to the August 2012 acquisition of Magna E-Car Systems partnership (“E-Car”), for the first quarter of 2013. The E-Car acquisition intangibles were fully amortized at the end of 2013.

•                  Our Europe segment generated Adjusted EBIT of $127 million in the first quarter of 2014 compared to $72 million in the first quarter of 2013, which represents our ninth consecutive quarter of year-over-year improvement.

•                  Our Asia segment reported Adjusted EBIT of $29 million in the first quarter of 2014 compared to $11 million in the first quarter of 2013. This increase in part reflects the launch of business in existing and recently constructed facilities.

•                  Our Rest of World segment posted an Adjusted EBIT loss of $13 million for the first quarter of 2014, compared to an Adjusted EBIT loss of $11 million in the first quarter of 2013. We remain highly focused on reducing our losses in South America over the next couple of years by addressing commercial challenges and reducing operational inefficiencies.

Lastly, during the first quarter of 2014, we repurchased 2.7 million Common Shares, and subsequent to the first quarter repurchased an additional 1.4 million Common Shares for aggregate consideration of $377 million pursuant to our outstanding normal course issuer bid that expires in November 2014.

1 Adjusted EBIT represents income from operations before income taxes; interest expense, net; and other expense, net

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

FINANCIAL RESULTS SUMMARY

During the first quarter of 2014, we posted sales of $8.96 billion, an increase of 7% over the first quarter of 2013. This higher sales level was a result of increases in our North American, European and Asian production sales, complete vehicle assembly sales, and tooling, engineering and other sales partially offset by lower Rest of World production sales. Comparing the first quarter of 2014 to 2013:

•                  North American vehicle production increased 4% and our North American production sales increased 9% to $4.41 billion;

•                  European vehicle production increased 8% and our European production sales increased 8% to $2.63 billion;

•                  Asian production sales increased 25% to $381 million;

•                  Rest of World production sales decreased 26% to $157 million;

•                  Complete vehicle assembly volumes decreased 5% while sales increased 2% to $813 million; and

•                  Tooling, engineering and other sales increased by 3% to $569 million.

During the first quarter of 2014, we earned income from operations before income taxes of $581 million compared to $457 million for the first quarter of 2013. Excluding Other Expense recorded in the first quarters of 2014 and 2013, as discussed in the “Other Expense” section, the $140 million increase in income from operations before income taxes was primarily as a result of:

•                  margins earned on higher production sales;

•                  incremental margin earned on new programs that launched during or subsequent to the first quarter of 2013;

•                  intangible asset amortization of $39 million, recorded in the first quarter of 2013, related to the acquisition and re-measurement of E-Car;

•                  productivity and efficiency improvements at certain facilities;

•                  the benefit of restructuring and downsizing activities recently undertaken; and

•                  higher equity income.

These factors were partially offset by:

•                 operational inefficiencies and other costs at certain facilities;

•                  $10 million of cash received related to the settlement of asset-backed commercial paper (“ABCP”) between the Investment Industry Regulatory Organization of Canada and financial institutions in the first quarter of 2013;

•                  higher incentive compensation;

•                  increased pre-operating costs incurred at new facilities;

•                  a larger amount of employee profit sharing;

•                  a $2 million net decrease in valuation gains in respect of ABCP; and

•                  net customer price concessions subsequent to the first quarter of 2013.

During the first quarter of 2014, net income attributable to Magna International Inc. was $393 million, an increase of $24 million compared to the first quarter of 2013 and diluted earnings per share increased $0.19 to $1.76 for the first quarter of 2014 compared to $1.57 for the first quarter of 2013. Other Expense, after tax, and the Austrian Tax Reform impacted net income attributable to Magna International Inc. and diluted earnings per share as follows:

	For the three months ended March 31,
	2014		2013
	Net Income	Diluted	Net Income	Diluted
	Attributable	Earnings	Attributable	Earnings
	to Magna	per Share	to Magna	per Share
Other expense	$22	$0.10	$6	$0.02
Income tax effect:
Other expense	(2)	(0.01)	—	—
Austrian tax reform	32	0.14	—	—
Net income impact	$52	$0.23	$6	$0.02

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

Other Expense and the Austrian Tax Reform are discussed in the “Other Expense” and “Income Taxes” sections, respectively.

Excluding the negative impact for the first quarters of 2014 and 2013 of $52 million and $6 million, respectively, net income attributable to Magna International Inc. for the first quarter of 2014 increased $70 million compared to the first quarter of 2013.

Excluding the $0.23 per share negative impact for the first quarter of 2014 and the $0.02 per share negative impact for the first quarter of 2013, diluted earnings per share increased $0.40, as a result of the increase in net income attributable to Magna International Inc. and a decrease in the weighted average number of diluted shares outstanding during the first quarter of 2014. The decrease in the weighted average number of diluted shares outstanding was primarily due to the repurchase and cancellation of Common Shares, during or subsequent to the first quarter of 2013, pursuant to our normal course issuer bids partially offset by the issue of Common Shares related to the exercise of stock options and an increase in the number of diluted options outstanding as a result of an increase in the trading price of our common stock.

INDUSTRY TRENDS AND RISKS

Our success is primarily dependent upon the levels of North American and European car and light truck production by our customers and the relative amount of content we have on various programs. OEM production volumes in different regions may be impacted by factors which may vary from one region to the next, including but not limited to general economic and political conditions, consumer confidence levels, interest rates, credit availability, energy and fuel prices, international conflicts, labour relations issues, regulatory requirements, trade agreements, infrastructure, legislative changes, and environmental emissions and safety standards. These factors and a number of other economic, industry and risk factors which also affect our success, including such things as relative currency values, commodities prices, price reduction pressures from our customers, the financial condition of our supply base and competition from manufacturers with operations in low cost countries, are discussed in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2013, and remain substantially unchanged in respect of the first quarter ended March 31, 2014.

RESULTS OF OPERATIONS

Average Foreign Exchange

	For the three months
	ended March 31,
	2014	2013	Change
1 Canadian dollar equals U.S. dollars	0.907	0.991	-	8%
1 euro equals U.S. dollars	1.371	1.319	+	4%
1 British pound equals U.S. dollars	1.655	1.550	+	7%

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The changes in these foreign exchange rates for the three months ended March 31, 2014 impacted the reported U.S. dollar amounts of our sales, expenses and income.

The results of operations whose functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases or sales denominated in foreign currencies). However, as a result of hedging programs employed by us, foreign currency transactions in the current period have not been fully impacted by movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable.

Finally, foreign exchange gains and losses on revaluation and/or settlement of monetary items denominated in a currency other than an operation’s functional currency impact reported results. These gains and losses are recorded in selling, general and administrative expense.

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

RESULTS OF OPERATIONS — FOR THE THREE MONTHS ENDED MARCH 31, 2014

Sales

	For the three months
	ended March 31,
	2014	2013	Change
Vehicle Production Volumes (millions of units)
North America	4.190	4.015	+	4%
Europe	5.130	4.762	+	8%

Sales
External Production
North America	$4,407	$4,047	+	9%
Europe	2,634	2,446	+	8%
Asia	381	305	+	25%
Rest of World	157	211	-	26%
Complete Vehicle Assembly	813	798	+	2%
Tooling, Engineering and Other	569	554	+	3%
Total Sales	$8,961	$8,361	+	7%

External Production Sales - North America

External production sales in North America increased 9% or $360 million to $4.41 billion for the first quarter of 2014 compared to $4.05 billion for the first quarter of 2013, primarily as a result of:

•                  the launch of new programs during or subsequent to the first quarter of 2013, including the:

•                  Jeep Cherokee; and

•                  GM full-size pickups and SUVs; and

•                  higher production volumes on certain existing programs.

These factors were partially offset by:

•                  a $133 million decrease in reported U.S. dollar sales primarily as a result of the weakening of the Canadian dollar against the U.S. dollar; and

•                  net customer price concessions subsequent to the first quarter of 2013.

External Production Sales - Europe

External production sales in Europe increased 8% or $188 million to $2.63 billion for the first quarter of 2014 compared to $2.45 billion for the first quarter of 2013, primarily as a result of:

•                  a $73 million increase in reported U.S. dollar sales primarily as a result of the strengthening of the euro against the U.S. dollar;

•                  the launch of new programs during or subsequent to the first quarter of 2013, including the:

•                  Skoda Octavia;

•                  Range Rover Sport; and

•                  Mercedes-Benz GLA; and

•                  higher production volumes on certain existing programs.

These factors were partially offset by:

•                  a decrease in content on certain programs, including the MINI Cooper; and

•                  net customer price concessions subsequent to the first quarter of 2013.

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

External Production Sales - Asia

External production sales in Asia increased 25% or $76 million to $381 million for the first quarter of 2014 compared to $305 million for the first quarter of 2013, primarily as a result of:

•                  higher production volumes on certain existing programs; and

•                  the launch of new programs during or subsequent to the first quarter of 2013, primarily in China.

These factors were partially offset by net customer price concessions subsequent to the first quarter of 2013.

External Production Sales - Rest of World

External production sales in Rest of World decreased 26% or $54 million to $157 million for the first quarter of 2014 compared to $211 million for the first quarter of 2013, primarily as a result of:

•                  a $39 million decrease in reported U.S. dollar sales as a result of the weakening of foreign currencies against the U.S. dollar, including the Brazilian real and Argentine peso; and

•                  lower production volumes on certain existing programs.

Complete Vehicle Assembly Sales

	For the three months
	ended March 31,
	2014	2013	Change
Complete Vehicle Assembly Sales	$813	$798	+	2%

Complete Vehicle Assembly Volumes (Units)
MINI Countryman, Mercedes-Benz G-Class, MINI Paceman, and Peugeot RCZ	35,658	37,439	-	5%

Complete vehicle assembly sales increased 2% or $15 million to $813 million for the first quarter of 2014 compared to $798 million for the first quarter of 2013 while assembly volumes decreased 5% or 1,781 units.

The increase in complete vehicle assembly sales is primarily as a result of:

•                  a $31 million increase in reported U.S. dollar sales as a result of the strengthening of the euro against the U.S. dollar; and

•                  an increase in assembly volumes for the:

•                  Mercedes-Benz G-Class; and

•                  MINI Countryman.

These factors were partially offset by a decrease in assembly volumes for the MINI Paceman.

Tooling, Engineering and Other Sales

Tooling, engineering and other sales increased 3% or $15 million to $569 million for the first quarter of 2014 compared to $554 million for the first quarter of 2013.

In the first quarter of 2014, the major programs for which we recorded tooling, engineering and other sales were the:

•                  MINI Countryman;

•                  Ford Mustang;

•                  QOROS 3;

•                  Chrysler 200;

•                  Chevrolet Suburban and Tahoe, GMC Yukon and Cadillac Escalade;

•                  Ford Transit;

•                  Honda Fit;

•                  Ford F-Series; and

•                  Peugeot RCZ.

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

In the first quarter of 2013, the major programs for which we recorded tooling, engineering and other sales were the:

•                  Jeep Grand Cherokee;

•                  Chevrolet Suburban, Tahoe, Silverado and Avalanche;

•                  QOROS 3;

•                  MINI Countryman;

•                  Ford Fusion;

•                  Mercedes-Benz Actros;

•                  Ford Fiesta;

•                  Chevrolet Impala;

•                  GMC Acadia; and

•                  Ford Transit.

Cost of Goods Sold and Gross Margin

	For the three months
	ended March 31,
	2014	2013
Sales	$8,961	$8,361
Cost of goods sold
Material	5,712	5,345
Direct labour	575	520
Overhead	1,475	1,452
	7,762	7,317
Gross margin	$1,199	$1,044
Gross margin as a percentage of sales	13.4%	12.5%

Cost of goods sold increased $445 million to $7.76 billion for the first quarter of 2014 compared to $7.32 billion for the first quarter of 2013 primarily as a result of:

•                  higher material, overhead and labour costs associated with the increase in sales, including wage increases at certain operations; and

•                  a larger amount of employee profit sharing.

These factors were partially offset by:

•                  a net decrease in reported U.S. dollar cost of goods sold primarily due to the weakening of the Canadian dollar and Brazilian real, both against the U.S. dollar partially offset by the strengthening of the euro against the U.S. dollar; and

•                  lower warranty costs of $2 million.

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

Gross margin increased $155 million to $1.20 billion for the first quarter of 2014 compared to $1.04 billion for the first quarter of 2013 and gross margin as a percentage of sales increased to 13.4% for the first quarter of 2014 compared to 12.5% for the first quarter of 2013. The increase in gross margin as a percentage of sales was primarily due to:

•                  productivity and efficiency improvements at certain facilities;

•                  a decrease in the proportion of complete vehicle assembly sales relative to total sales, which have a higher material content than our consolidated average;

•                  lower restructuring and downsizing costs; and

•                  lower warranty costs.

These factors were partially offset by:

•                  operational inefficiencies and other costs at certain facilities;

•                  increased pre-operating costs incurred at new facilities;

•                  a larger amount of employee profit sharing;

•                  higher costs incurred in preparation for upcoming launches; and

•                  an increase in tooling, engineering and other sales that have low or no margins.

Depreciation and Amortization

Depreciation and amortization costs decreased $38 million to $217 million for the first quarter of 2014 compared to $255 million for the first quarter of 2013 primarily as a result of intangible asset amortization of $39 million, recorded in the first quarter of 2013, related to the acquisition and re-measurement of E-Car.

Selling, General and Administrative (“SG&A”)

SG&A expense as a percentage of sales was 4.7% for the first quarter of 2014 compared to 4.4% for the first quarter of 2013. SG&A expense increased $58 million to $425 million for the first quarter of 2014 compared to $367 million for the first quarter of 2013 primarily as a result of:

•                  an increase in reported U.S. dollar SG&A related to foreign exchange;

•                  $10 million of cash received related to the settlement of ABCP between the Investment Industry Regulatory Organization of Canada and financial institutions in the first quarter of 2013;

•                  higher labour and other costs to support the growth in sales, including wage increases at certain operations;

•                  higher incentive compensation;

•                  increased costs incurred at new facilities; and

•                  a $2 million net decrease in valuation gains in respect of ABCP.

These factors were partially offset by lower stock-based compensation.

Equity Income

Equity income increased $3 million to $48 million for the first quarter of 2014 compared to $45 million for the first quarter of 2013 primarily as a result of higher income generated by most of our equity accounted investments.

Other Expense, net

During the first quarters of 2014 and 2013, we recorded net restructuring charges of $22 million and $6 million, ($20 million and $6 million after tax) respectively, in Europe at our exterior and interior systems operations. We expect full year 2014 restructuring charges to be approximately $75 million.

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

Segment Analysis

Given the differences between the regions in which we operate, our operations are segmented on a geographic basis. Consistent with the above, our internal financial reporting segments key internal operating performance measures between North America, Europe, Asia and Rest of World for purposes of presentation to the chief operating decision maker to assist in the assessment of operating performance, the allocation of resources, and our long-term strategic direction and future global growth.

Our chief operating decision maker uses Adjusted EBIT as the measure of segment profit or loss, since we believe Adjusted EBIT is the most appropriate measure of operational profitability or loss for our reporting segments. Adjusted EBIT represents income from operations before income taxes; interest expense, net; and other expense, net.

During the fourth quarter of 2013, we began reporting Asia and Rest of World as separate reporting segments.

	For the three months ended March 31,
	External Sales			Adjusted EBIT
	2014	2013	Change	2014	2013	Change

North America	$4,642	$4,288	$354	$443	$381	$62
Europe	3,727	3,505	222	127	72	55
Asia	428	334	94	29	11	18
Rest of World	161	231	(70)	(13)	(11)	(2)
Corporate and Other	3	3	—	19	14	5
Total reportable segments	$8,961	$8,361	$600	$605	$467	$138

Excluded from Adjusted EBIT for the three months ended March 31, 2014 and 2013 was $22 million and $6 million, respectively, of net restructuring costs recorded in our Europe segment, as discussed in the “Other Expense” section.

North America

Adjusted EBIT in North America increased $62 million to $443 million for the first quarter of 2014 compared to $381 million for the first quarter of 2013 primarily as a result of:

•                 margins earned on higher production sales;

•                  intangible asset amortization of $39 million, recorded in the first quarter of 2013, related to the acquisition and re-measurement of E-Car;

•                  the benefit of restructuring and downsizing activities recently undertaken;

•                  lower warranty costs of $2 million; and

•                  productivity and efficiency improvements at certain facilities.

These factors were partially offset by:

•                  operational inefficiencies and other costs at certain facilities;

•                  higher costs incurred in preparation for upcoming launches;

•                  increased pre-operating costs incurred at new facilities;

•                  increased stock-based compensation;

•                  higher incentive compensation;

•                  higher affiliation fees paid to Corporate;

•                  a larger amount of employee profit sharing; and

•                  lower equity income.

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

Europe

Adjusted EBIT in Europe increased $55 million to $127 million for the first quarter of 2014 compared to $72 million for the first quarter of 2013 primarily as a result of:

•                  margins earned on higher production sales;

•                  the benefit of restructuring and downsizing activities recently undertaken;

•                  lower costs incurred in preparation for upcoming launches; and

•                  productivity and efficiency improvements at certain facilities.

These factors were partially offset by:

•                  higher affiliation fees paid to Corporate;

•                  higher pre-operating costs incurred at new facilities;

•                  a larger amount of employee profit sharing;

•                  operational inefficiencies and other costs at certain facilities; and

•                  increased stock-based compensation.

Asia

Adjusted EBIT in Asia increased $18 million to $29 million for the first quarter of 2014 compared to $11 million for the first quarter of 2013 primarily as a result of:

•                  margins earned on higher production sales, including margins earned on the launch of new facilities and new programs; and

•                  higher equity income.

These factors were partially offset by:

•                  higher launch costs; and

•                  higher affiliation fees paid to Corporate.

Rest of World

Rest of World Adjusted EBIT decreased $2 million to a loss of $13 million for the first quarter of 2014 compared to a loss of $11 million for the first quarter of 2013 primarily as a result of:

•                 higher production costs, including inflationary increases, that we have not been fully successful in passing through to our customers;

•                  increased commodity costs;

•                  higher incentive compensation;

•                  lower equity income; and

•                  higher launch costs.

These factors were partially offset by:

•                  productivity and efficiency improvements at certain facilities;

•                  the benefit of restructuring and downsizing activities recently undertaken; and

•                  net customer price increases subsequent to the first quarter of 2013.

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

Corporate and Other

Corporate and Other Adjusted EBIT increased $5 million to $19 million for the first quarter of 2014 compared to $14 million for the first quarter of 2013 primarily as a result of:

•                  an increase in affiliation fees earned from our divisions; and

•                  decreased stock-based compensation.

These factors were partially offset by:

•                  $10 million of cash received related to the settlement of ABCP between the Investment Industry Regulatory Organization of Canada and financial institutions in the first quarter of 2013; and

•                  a $2 million net decrease in valuation gains in respect of ABCP.

Interest Expense, net

During the first quarter of 2014, we recorded net interest expense of $2 million compared to $4 million for the first quarter of 2013. The decrease in interest expense is primarily as a result of higher interest income and a decrease in interest expense as a result of lower debt.

Income from Operations before Income Taxes

Income from operations before income taxes increased $124 million to $581 million for the first quarter of 2014 compared to $457 million for the first quarter of 2013. Excluding Other Expense, discussed in the “Other Expense” section, income from operations before income taxes for the first quarter of 2014 increased $140 million. The increase in income from operations before income taxes is the result of the increase in Adjusted EBIT and the decrease in net interest expense, as discussed above.

Income Taxes

	For the three months ended March 31,
	2014		2013
	$	%	$	%

Income taxes as reported	$189	32.5	$90	19.7
Austrian Tax Reform	(32)	(5.3)	—	—
Tax effect on Other expense, net	2	(0.8)	—	(0.3)
	$159	26.4	$90	19.4

For the first quarter of 2014, the Austrian government enacted legislation abolishing the utilization of foreign losses, where the foreign subsidiary is not a member of the European Union. Furthermore, any foreign losses used by Austrian entities arising in those non European Union subsidiaries are subject to recapture in Austria. As a consequence of this change, we have taken a charge to income tax expense of $32 million (“Austrian Tax Reform”).

Excluding the Austrian Tax Reform and Other Expense, after tax, the effective income tax rate increased to 26.4% for the first quarter of 2014 compared to 19.4% for the first quarter of 2013 primarily a result of:

•                  favourable audit settlements, recorded in the first quarter of 2013; and

•                  the benefit of permanent items, recorded in the first quarter of 2013.

These factors were partially offset by a reduction in losses not benefitted in Europe and South America.

Net Income

Net income of $392 million for the first quarter of 2014 increased $25 million compared to the first quarter of 2013. Excluding Other Expense, after tax, discussed in the “Other Expense” section and the Austrian Tax Reform as discussed in the “Income Taxes” section, net income increased $71 million. The increase in net income is the result of the increase in income from operations before income taxes partially offset by higher income taxes.

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

Net Loss Attributable to Non-controlling Interests

Net loss attributable to non-controlling interests was $1 million for the first quarter of 2014 compared to $2 million for the first quarter of 2013.

Net Income Attributable to Magna International Inc.

Net income attributable to Magna International Inc. of $393 million for the first quarter of 2014 increased $24 million compared to the first quarter of 2013. Excluding Other Expense, after tax, discussed in the “Other Expense” section and the Austrian Tax Reform as discussed in the “Income Taxes” section, net income attributable to Magna International Inc. increased $70 million as a result of the increase in net income, as discussed above.

Earnings per Share

	For the three months
	ended March 31,
	2014	2013	Change

Earnings per Common Share
Basic	$1.78	$1.59	+	12%
Diluted	$1.76	$1.57	+	12%
Weighted average number of Common Shares outstanding (millions)
Basic	220.3	232.5	-	5%
Diluted	223.5	235.2	-	5%

Diluted earnings per share increased $0.19 to $1.76 for the first quarter of 2014 compared to $1.57 for the first quarter of 2013. Other Expense, after tax and the Austrian Tax Reform negatively impacted diluted earnings per share in the first quarter of 2014 and 2013 by $0.23 and $0.02 respectively. Other Expense and Austrian Tax Reform are discussed in the “Other Expense” and “Income Taxes” sections, respectively. Excluding these amounts, diluted earnings per share increased $0.40 as a result of the increase in net income attributable to Magna International Inc. and a decrease in the weighted average number of diluted shares outstanding during the first quarter of 2014.

The decrease in the weighted average number of diluted shares outstanding was primarily due to the repurchase and cancellation of Common Shares, during or subsequent to the first quarter of 2013, pursuant to our normal course issuer bids partially offset by the issue of Common Shares related to the exercise of stock options and an increase in the number of diluted options outstanding as a result of an increase in the trading price of our common stock.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow from Operations

	For the three months
	ended March 31,
	2014	2013	Change

Net income	$392	$367
Items not involving current cash flows	279	240
	671	607	$64
Changes in non-cash operating assets and liabilities	(197)	(456)
Cash provided from operating activities	$474	$151	$323

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

Cash flow from operations before changes in non-cash operating assets and liabilities increased $64 million to $671 million for the first quarter of 2014 compared to $607 million for the first quarter of 2013. The increase in cash flow from operations was due to the $25 million increase in net income, as discussed above, and a $39 million increase in items not involving current cash flows. Items not involving current cash flows are comprised of the following:

	For the three months
	ended March 31,
	2014	2013

Depreciation and amortization	$217	$255
Other non-cash charges	43	24
Deferred income taxes and non-cash portion of current taxes	38	(24)
Amortization of other assets included in cost of goods sold	29	30
Equity income	(48)	(45)
Items not involving current cash flows	$279	$240

Cash invested in non-cash operating assets and liabilities amounted to $197 million for the first quarter of 2014 compared to $456 million for the first quarter of 2013. The change in non-cash operating assets and liabilities is comprised of the following sources (and uses) of cash:

	For the three months
	ended March 31,
	2014	2013

Accounts receivable	$(834)	$(974)
Inventories	(29)	(158)
Prepaid expenses and other	9	(27)
Accounts payable	328	328
Accrued salaries and wages	105	101
Other accrued liabilities	168	315
Income taxes payable	56	(42)
Deferred revenue	—	1
Changes in non-cash operating assets and liabilities	$(197)	$(456)

The increase in accounts receivable, accounts payable, accrued salaries and wages and other accrued liabilities in the first quarter of 2014 was primarily due to an increase in production activities at the end of the first quarter of 2014 compared to the end of 2013.

Capital and Investment Spending

	For the three months
	ended March 31,
	2014	2013	Change

Fixed asset additions	$(217)	$(194)
Investments and other assets	(54)	(48)
Fixed assets, investments and other assets additions	(271)	(242)
Proceeds from disposition	37	30
Cash used for investment activities	$(234)	$(212)	$(22)

Fixed assets, investments and other assets additions

In the first quarter of 2014, we invested $217 million in fixed assets. While investments were made to refurbish or replace assets consumed in the normal course of business and for productivity improvements, a large portion of the investment in the first quarter of 2014 was for facilities and manufacturing equipment for programs that will be launching subsequent to the first quarter of 2014.

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

In the first quarter of 2014, we invested $44 million in other assets related primarily to fully reimbursable engineering costs and tooling for programs that launched during the first quarter of 2014 or will be launching subsequent to the first quarter of 2014.

Proceeds from disposition

In the first quarter of 2014, the $37 million of proceeds include normal course fixed and other asset disposals.

Financing

	For the three months
	ended March 31,
	2014	2013	Change

Increase (decrease) in bank indebtedness	$3	$(26)
Repayments of debt	(70)	(41)
Issues of debt	31	32
Issues of Common Shares on exercise of stock options	25	39
Settlement of stock options	—	(23)
Repurchase of Common Shares	(240)	(88)
Dividends	(83)	(73)
Cash used for financing activities	$(334)	$(180)	$(154)

During the first quarter of 2014, we repurchased 2.7 million Common Shares for aggregate cash consideration of $240 million under our normal course issuer bid.

Cash dividends paid per Common Share were $0.38 for the first quarter of 2014, for a total of $83 million.

Financing Resources

	As at	As at
	March 31,	December 31,
	2014	2013	Change

Liabilities
Bank indebtedness	$46	$41
Long-term debt due within one year	196	230
Long-term debt	97	102
	339	373
Non-controlling interest	15	16
Shareholders’ equity	9,591	9,623
Total capitalization	$9,945	$10,012	$(67)

Total capitalization decreased by $67 million to $9.95 billion at March 31, 2014 compared to $10.01 billion at December 31, 2013, primarily as a result of a $34 million decrease in liabilities and a $32 million decrease in shareholders’ equity.

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

The decrease in shareholders’ equity was primarily as a result of:

•                  the $240 million repurchase and cancellation of 2.7 million Common Shares in connection with our normal course issuer bid;

•                  the $112 million net unrealized loss on translation of our net investment in foreign operations;

•                  dividends paid during the first quarter of 2014; and

•                  the $31 million net unrealized loss on cash flow hedges.

This factor was partially offset by net income earned of $392 million in the first quarter of 2014.

The decrease in liabilities relates primarily to the net repayments of our bank term debt.

Cash Resources

During the first quarter of 2014, our cash resources decreased by $115 million to $1.44 billion as a result of the cash used for financing and investing activities and the unfavourable effect of foreign exchange, partially offset by cash provided from operating activities, all as discussed above. In addition to our cash resources, at March 31, 2014 we had term and operating lines of credit totalling $2.55 billion of which $2.22 billion was unused and available.

During the first quarter of 2014, we filed a short form base shelf prospectus with the Ontario Securities Commission and a corresponding shelf registration statement with the United States Securities and Exchange Commission on Form F-10. The filings provide for the potential offering in Ontario and the United States of up to an aggregate of U.S. $2.00 billion of debt securities from time to time over a 25 month period.

Maximum Number of Shares Issuable

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options at May 7, 2014 were exercised:

Common Shares	217,843,968
Stock options (i)	4,709,053
222,553,021

(i)            Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

Contractual Obligations and Off-Balance Sheet Financing

There have been no material changes with respect to the contractual obligations requiring annual payments during the first quarter of 2014 that are outside the ordinary course of our business. Refer to our MD&A included in our 2013 Annual Report.

SUBSEQUENT EVENTS

Subject to approval by the Toronto Stock Exchange and the New York Stock Exchange, our Board of Directors approved an amendment to our normal course issuer bid to increase the maximum number of Common Shares that may be purchased from 12 million to 20 million. The new maximum represents approximately 9.0% of our public float of Common Shares as of November 6, 2013. No other terms of the normal course issuer bid have been amended.

COMMITMENTS AND CONTINGENCIES

From time to time, we may be contingently liable for litigation, legal and/or regulatory actions and proceedings and other claims.

Refer to note 14 of our unaudited interim consolidated financial statements for the three months ended March 31, 2014, which describes these claims.

For a discussion of risk factors relating to legal and other claims/actions against us, refer to “Item 3. Description of the Business — Risk Factors” in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2013.

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

CONTROLS AND PROCEDURES

There have been no changes in our internal controls over financial reporting that occurred during the three months ended March 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

FORWARD-LOOKING STATEMENTS

The previous discussion contains statements that constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable securities legislation, including, but not limited to, statements relating to: implementation of improvement plans in our underperforming operations, and/or restructuring actions; improved future results in South America through actions to address commercial challenges and reduce operational inefficiencies; and future purchases of our Common Shares under the Normal Course Issuer Bid. The forward-looking information in this MD&A is presented for the purpose of providing information about management’s current expectations and plans and such information may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “outlook”, “project”, “estimate” and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation the impact of economic or political conditions on consumer confidence, consumer demand for vehicles and vehicle production; restructuring, downsizing or other significant non-recurring costs, including in our European business; fines or penalties imposed by antitrust and regulatory authorities, including the German Cartel Office; our ability to grow our business with Asian-based customers; continued underperformance of one or more of our operating Divisions; ongoing pricing pressures, including our ability to offset price concessions demanded by our customers; our ability to successfully launch material new or takeover business; shifts in market share away from our top customers; shifts in market shares among vehicles or vehicle segments, or shifts away from vehicles on which we have significant content; risks of conducting business in foreign markets, including China, India, Russia, Brazil, Argentina, Eastern Europe and other non-traditional markets for us; a prolonged disruption in the supply of components to us from our suppliers; shutdown of our or our customers’ or sub-suppliers’ production facilities due to a work stoppage or labour dispute; scheduled shutdowns of our customers’ production facilities (typically in the third and fourth quarters of each calendar year); our ability to successfully compete with other automotive suppliers; a reduction in outsourcing by our customers or the loss of a material production or assembly program; the termination or non-renewal by our customers of any material production purchase order; our ability to consistently develop innovative products or processes; impairment charges related to goodwill and long-lived assets; exposure to, and ability to offset, volatile commodities prices; fluctuations in relative currency values; our ability to successfully identify, complete and integrate acquisitions or achieve anticipated synergies; our ability to conduct sufficient due diligence on acquisition targets; warranty and recall costs; risk of production disruptions due to natural disasters; pension liabilities; legal claims and/or regulatory actions against us; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; changes in credit ratings assigned to us; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; liquidity risks as a result of an unanticipated deterioration of economic conditions; our ability to achieve future investment returns that equal or exceed past returns; the unpredictability of, and fluctuation in, the trading price of our Common Shares; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward-looking statements and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME

[Unaudited]

[U.S. dollars in millions, except per share figures]

		Three months ended
		March 31,
	Note	2014	2013
Sales		$8,961	$8,361
Costs and expenses
Cost of goods sold		7,762	7,317
Depreciation and amortization		217	255
Selling, general and administrative	10	425	367
Interest expense, net		2	4
Equity income		(48)	(45)
Other expense, net	2	22	6
Income from operations before income taxes		581	457
Income taxes	6	189	90
Net income		392	367
Net loss attributable to non-controlling interests		1	2
Net income attributable to Magna International Inc.		$393	$369

Earnings per Common Share:	3
Basic		$1.78	$1.59
Diluted		$1.76	$1.57

Cash dividends paid per Common Share		$0.38	$0.32
Average number of Common Shares outstanding during the period [in millions]:	3
Basic		220.3	232.5
Diluted		223.5	235.2

See accompanying notes

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

[Unaudited]

[U.S. dollars in millions]

		Three months ended
		March 31,
	Note	2014	2013
Net income		$392	$367

Other comprehensive income (loss), net of tax:	12
Net unrealized loss on translation of net investment in foreign operations		(112)	(133)
Net unrealized (loss) gain on available-for-sale investments		(1)	1
Net unrealized (loss) gain on cash flow hedges		(31)	8
Reclassification of net gain on cash flow hedges to net income		(1)	(6)
Reclassification of net loss on pensions to net income		1	3
Other comprehensive loss		(144)	(127)

Comprehensive income		248	240
Comprehensive loss attributable to non-controlling interests		1	2
Comprehensive income attributable to Magna International Inc.		$249	$242

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[Unaudited]

[U.S. dollars in millions]

		Three months ended
		March 31,
	Note	2014	2013
Cash provided from (used for):

OPERATING ACTIVITIES
Net income		$392	$367
Items not involving current cash flows	4	279	240
		671	607
Changes in non-cash operating assets and liabilities	4	(197)	(456)
Cash provided from operating activities		474	151

INVESTMENT ACTIVITIES
Fixed asset additions		(217)	(194)
Increase in investments and other assets		(54)	(48)
Proceeds from disposition		37	30
Cash used for investing activities		(234)	(212)

FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness		3	(26)
Repayments of debt		(70)	(41)
Issues of debt		31	32
Issues of Common Shares on exercise of stock options		25	39
Settlement of stock options		—	(23)
Repurchase of Common Shares	11	(240)	(88)
Dividends		(83)	(73)
Cash used for financing activities		(334)	(180)

Effect of exchange rate changes on cash and cash equivalents		(21)	(34)

Net decrease in cash and cash equivalents during the period		(115)	(275)
Cash and cash equivalents, beginning of period		1,554	1,522
Cash and cash equivalents, end of period		$1,439	$1,247

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

[Unaudited]

[U.S. dollars in millions]

		As at	As at
		March 31,	December 31,
	Note	2014	2013
ASSETS
Current assets
Cash and cash equivalents	4	$1,439	$1,554
Accounts receivable		6,026	5,246
Inventories	5	2,646	2,637
Deferred tax assets		241	275
Prepaid expenses and other		199	211
		10,551	9,923

Investments	13	390	391
Fixed assets, net		5,388	5,441
Goodwill		1,427	1,440
Deferred tax assets		129	120
Other assets	7	663	675
		$18,548	$17,990

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank indebtedness		$46	$41
Accounts payable		5,027	4,781
Accrued salaries and wages		805	704
Other accrued liabilities	8	1,709	1,538
Income taxes payable		38	6
Deferred tax liabilities		27	9
Long-term debt due within one year		196	230
		7,848	7,309

Long-term employee benefit liabilities	9	535	532
Long-term debt		97	102
Other long-term liabilities		274	208
Deferred tax liabilities	6	188	200
		8,942	8,351

Shareholders’ equity
Capital stock
Common Shares [issued: 219,148,064; December 31, 2013 – 221,151,704]	11	4,217	4,230
Contributed surplus		74	69
Retained earnings		5,135	5,011
Accumulated other comprehensive income	12	165	313
		9,591	9,623

Non-controlling interests		15	16
		9,606	9,639
		$18,548	$17,990

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

[Unaudited]

[U.S. dollars in millions]

		Common Shares					Non-
			Stated	Contributed	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCI (i)	Interest	Equity
		[in millions]
Balance, December 31, 2013		221.2	$4,230	$69	$5,011	$313	$16	$9,639
Net income					393		(1)	392
Other comprehensive loss						(144)		(144)
Shares issued on exercise of stock options		0.6	32	(7)				25
Release of restricted stock			5	(5)				—
Repurchase and cancellation under normal course issuer bid	11	(2.7)	(52)		(184)	(4)		(240)
Stock-based compensation expense	10			10				10
Settlement of stock options	10
Reclassification from liability	10			7				7
Dividends paid			2		(85)			(83)
Balance, March 31, 2014		219.1	$4,217	$74	$5,135	$165	$15	$9,606

		Common Shares					Non-
			Stated	Contributed	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCI (i)	Interest	Equity
		[in millions]
Balance, December 31, 2012		233.1	$4,391	$80	$4,462	$496	$29	$9,458
Net income					369		(2)	367
Other comprehensive loss						(127)		(127)
Shares issued on exercise of stock options		1.3	53	(14)				39
Release of restricted stock			7	(7)				—
Repurchase and cancellation under normal course issuer bid	11	(1.6)	(30)		(53)	(5)		(88)
Stock-based compensation expense	10			9				9
Settlement of stock options	10			(9)	(10)			(19)
Dividends paid		0.1	2		(75)			(73)
Balance, March 31, 2013		232.9	$4,423	$59	$4,693	$364	$27	$9,566

(i)       AOCI is Accumulated Other Comprehensive Income.

See accompanying notes

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

1.              SIGNIFICANT ACCOUNTING POLICIES

[a]         Basis of presentation

The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries [collectively “Magna” or the “Company”] have been prepared in United States dollars following United States generally accepted accounting principles [“GAAP”] as further discussed in note 1[b] and the accounting policies as set out in note 1 to the annual consolidated financial statements for the year ended December 31, 2013.

The unaudited interim consolidated financial statements do not conform in all respects to the requirements of GAAP for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the December 31, 2013 audited consolidated financial statements and notes included in the Company’s 2013 Annual Report.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at March 31, 2014 and the results of operations, cash flows and changes in equity for the three months ended March 31, 2014 and 2013.

[b]         Seasonality

The Company’s businesses are generally not seasonal. However, the Company’s sales and profits are closely related to its automotive customers’ vehicle production schedules. The Company’s largest North American customers typically halt production for approximately two weeks in July and one week in December. Additionally, many of the Company’s customers in Europe typically shutdown vehicle production during portions of August and one week in December.

2.              OTHER EXPENSE, NET

During the first quarters of 2014 and 2013, the Company recorded net restructuring charges of $22 million and $6 million [$20 million and $6 million after tax], respectively, in Europe at its exterior and interior systems operations.

3.              EARNINGS PER SHARE

	Three months ended
	March 31,
	2014	2013

Basic earnings per Common Share:

Net income attributable to Magna International Inc.	$393	$369

Weighted average number of Common Shares outstanding	220.3	232.5

Basic earnings per Common Share	$1.78	$1.59

Diluted earnings per Common Share:

Net income attributable to Magna International Inc.	$393	$369

Weighted average number of Common Shares outstanding Adjustments	220.3	232.5
Stock options and restricted stock [a]	3.2	2.7
	223.5	235.2

Diluted earnings per Common Share	$1.76	$1.57

[a]         For the three months ended March 31, 2014, diluted earnings per Common Share exclude 0.2 million [2013 – 0.3 million] Common Shares issuable under the Company’s Incentive Stock Option Plan because these options were not “in-the-money”.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

4.              DETAILS OF CASH FROM OPERATING ACTIVITIES

[a]         Cash and cash equivalents:

	March 31,	December 31,
	2014	2013
Bank term deposits, bankers acceptances and government paper	$1,269	$1,331
Cash	170	223
	$1,439	$1,554

[b]         Items not involving current cash flows:

	Three months ended
	March 31,
	2014	2013
Depreciation and amortization	$217	$255
Deferred income taxes and non-cash portion of current taxes	38	(24)
Amortization of other assets included in cost of goods sold	29	30
Equity income	(48)	(45)
Other non-cash charges	43	24
	$279	$240

[c]          Changes in non-cash operating assets and liabilities:

	Three months ended
	March 31,
	2014	2013
Accounts receivable	$(834)	$(974)
Inventories	(29)	(158)
Prepaid expenses and other	9	(27)
Accounts payable	328	328
Accrued salaries and wages	105	101
Other accrued liabilities	168	315
Income taxes receivable/payable	56	(42)
Deferred revenue	—	1
	$(197)	$(456)

5.              INVENTORIES

Inventories consist of:

	March 31,	December 31,
	2014	2013
Raw materials and supplies	$959	$947
Work-in-process	279	273
Finished goods	326	339
Tooling and engineering	1,082	1,078
	$2,646	$2,637

Tooling and engineering inventory represents costs incurred on tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

6.              INCOME TAXES

For the first quarter of 2014, the Austrian government enacted legislation abolishing the utilization of foreign losses, where the foreign subsidiary is not a member of the European Union. Furthermore, any foreign losses used by Austrian entities arising in those non European Union subsidiaries are subject to recapture in Austria. As a consequence of this change, the Company has taken a charge to tax expense of $32 million.

7.              OTHER ASSETS

Other assets consist of:

	March 31,	December 31,
	2014	2013
Preproduction costs related to long-term supply agreements with contractual guarantee for reimbursement	$298	$291
Customer relationship intangibles	135	143
Long-term receivables	107	111
Patents and licences, net	42	44
Pension overfunded status	26	26
Unrealized gain on cash flow hedges	18	20
Other, net	37	40
	$663	$675

8.              WARRANTY

The following is a continuity of the Company’s warranty accruals:

	2014	2013
Balance, beginning of period	$91	$94
Expense, net	7	9
Settlements	(7)	(5)
Foreign exchange and other	—	8
Balance, March 31	$91	$106

9.              LONG-TERM EMPLOYEE BENEFIT LIABILITIES

The Company recorded long-term employee benefit expenses as follows:

	Three months ended
	March 31,
	2014	2013
Defined benefit pension plans and other	$3	$4
Termination and long service arrangements	9	8
	$12	$12

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

10.       STOCK-BASED COMPENSATION

[a]         Incentive Stock Option Plan

The following is a continuity schedule of options outstanding [number of options in the table below are expressed in whole numbers]:

	2014			2013
	Options outstanding		Number	Options outstanding		Number
	Number	Exercise	of options	Number	Exercise	of options
	of options	price (i)	exercisable	of options	price (i)	exercisable
Beginning of period	4,758,108	41.82	2,847,109	6,623,242	35.39	3,227,574
Granted	751,300	106.71	—	1,060,000	57.02	—
Exercised (ii)	(680,352)	39.49	(680,352)	(2,178,383)	29.76	(2,178,383)
Cancelled	(16,999)	52.19	(6,000)	(37,500)	50.17	(20,000)
Vested	—	—	779,384	—	—	2,105,503
March 31	4,812,057	52.24	2,940,141	5,467,359	41.73	3,134,694

(i)            The exercise price noted above represents the weighted average exercise price in Canadian dollars.

(ii)        During the three months ended March 31, 2013, 849,999 options were exercised on a cashless basis in accordance with the applicable stock option plans.  On exercise, cash payments totalling $23 million were made to the stock option holders.

All cash payments were calculated using the difference between the aggregate fair market value of the Option Shares based on the closing price of the Company’s Common Shares on the Toronto Stock Exchange [“TSX”] on the date of exercise and the aggregate Exercise Price of all such options surrendered.

The weighted average assumptions used in measuring the fair value of stock options granted and/or modified and the compensation expense recorded in selling, general and administrative expenses are as follows:

	Three months ended
	March 31,
	2014	2013
Risk free interest rate	1.60%	1.32%
Expected dividend yield	2.00%	2.00%
Expected volatility	29%	34%
Expected time until exercise	4.5 years	4.5 years
Weighted average fair value of options granted period [Cdn$]	$22.94	$14.02

[b]         Long-term retention program

The following is a continuity of the stock that has not been released to executives and is reflected as a reduction in the stated value of the Company’s Common Shares [number of Common Shares in the table below are expressed in whole numbers]:

	2014		2013
	Number	Stated	Number	Stated
	of shares	value	of Shares	value
Awarded and not released, beginning of period	730,476	$25	882,988	$30
Release of restricted stock	(143,152)	(4)	(152,512)	(5)
Awarded and not released, March 31	587,324	$21	730,476	$25

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

10.       STOCK-BASED COMPENSATION (CONTINUED)

[c]    Restricted stock unit program

The following is a continuity schedule of restricted stock unit programs outstanding [number of stock units in the table below are expressed in whole numbers]:

	2014				2013
	Equity	Liability	Equity (i)		Equity	Liability	Liability
	classified	classified	classified		classified	classified	classified
	RSUs	RSUs	DSUs	Total	RSUs	RSUs	DSUs	Total
Balance, beginning of period	631,854	30,119	127,447	789,420	605,430	20,099	206,923	832,452
Granted	50,809	8,025	6,315	65,149	70,636	14,825	10,013	95,474
Dividend equivalents	253	153	529	935	415	194	1,206	1,815
Released	(8,259)	—	—	(8,259)	(8,259)	—	(113,007)	(121,266)
Balance, March 31	674,657	38,297	134,291	847,245	668,222	35,118	105,135	808,475

(i)      Effective January 1, 2014, the Deferred Share Units [“DSUs”] awarded under the Non-Employee Director Share-Based Compensation Plan will be settled by delivering Magna Common Shares equal to the whole DSUs credited to the Independent Director in satisfaction of the redemption value of the DSUs.  Previously, the DSUs were settled in cash.  Accordingly, effective January 1, 2014, the DSUs are accounted for through equity.

[d]    Compensation expense related to Stock-based compensation

Stock-based compensation expense recorded in selling, general and administrative expenses related to the above programs is as follows:

	Three months ended
	March 31,
	2014	2013
Incentive Stock Option Plan	$4	$4
Long-term retention	1	1
Restricted stock unit	5	3
	10	8
Fair value adjustment for liability classified DSUs	—	2
Total stock-based compensation expense	$10	$10

11.       COMMON SHARES

[a]     The Company repurchased shares under normal course issuer bids as follows:

	2014		2013
	Number	Cash	Number	Cash
	of shares	consideration	of shares	consideration
First Quarter	2,710,000	$240	1,593,615	$88

Subsequent to quarter end, the Company purchased for cancellation 1,407,100 Common Shares under a normal course issuer bid for cash consideration of $137 million through a pre-defined automatic securities purchase plan with a designated broker.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

11.       COMMON SHARES (CONTINUED)

[b]     The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at May 7, 2014 were exercised or converted:

Common Shares	217,843,968
Stock options (i)	4,709,053
222,553,021

(i)      Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company’s stock option plans.

12.       ACCUMULATED OTHER COMPREHENSIVE INCOME

The following is a continuity schedule of accumulated other comprehensive income:

	2014	2013

Accumulated net unrealized gain on translation of net investment in foreign operations
Balance, beginning of period	$454	$629
Net unrealized loss	(112)	(133)
Repurchase of shares under normal course issuer bid	(4)	(5)
Balance, March 31	338	491

Accumulated net unrealized (loss) gain on cash flow hedges (i)
Balance, beginning of period	(20)	34
Net unrealized (loss) gain	(31)	8
Reclassification of net gain to net income	(1)	(6)
Balance, March 31	(52)	36

Accumulated net unrealized loss on pensions (ii)
Balance, beginning of period	(117)	(168)
Reclassification of net loss to net income	1	3
Balance, March 31	(116)	(165)

Accumulated net unrealized (loss) gain on available-for-sale investments
Balance, beginning of period	(4)	1
Net unrealized (loss) gain	(1)	1
Balance, March 31	(5)	2

Total accumulated other comprehensive income	$165	$364

(i)            The amount of income tax benefit (obligation) that has been netted in the accumulated net unrealized (loss) gain on cash flow hedges is as follows:

	2014	2013
Balance, beginning of period	$5	$(13)
Net unrealized loss (gain)	10	(4)
Reclassification of net gain to net income	1	2
Balance, March 31	$16	$(15)

(ii)        The amount of income tax benefit that has been netted in the accumulated net unrealized loss on pensions is as follows:

	2014	2013
Balance, beginning of period	$14	$36
Reclassification of net loss to net income	—	(1)
Balance, March 31	$14	$35

The amount of other comprehensive loss that is expected to be reclassified to net income over the next 12 months is $15 million [net of income taxes of $3 million].

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

13.       FINANCIAL INSTRUMENTS

[a]     The Company’s financial assets and financial liabilities consist of the following:

	March 31,	December 31,
	2014	2013
Held for trading
Cash and cash equivalents	$1,439	$1,554
Investment in ABCP	90	92
	$1,529	$1,646
Held to maturity investments
Severance investments	$5	$5

Available-for-sale
Equity investments	$4	$4

Loans and receivables
Accounts receivable	$6,026	$5,246
Long-term receivables included in other assets	107	111
	$6,133	$5,357
Other financial liabilities
Bank indebtedness	$46	$41
Long-term debt (including portion due within one year)	293	332
Accounts payable	5,027	4,781
	$5,366	$5,154
Derivatives designated as effective hedges, measured at fair value
Foreign currency contracts
Prepaid expenses	$40	$42
Other assets	18	20
Other accrued liabilities	(50)	(37)
Other long-term liabilities	(40)	(28)
	(32)	(3)
Natural gas contracts
Other accrued liabilities	(1)	(1)
	$(33)	$(4)

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

13.       FINANCIAL INSTRUMENTS (CONTINUED)

[b]    Derivatives designated as effected hedges, measured at fair value

The Company presents derivatives that are designated as effective hedges at gross fair values in the Consolidated Balance Sheets. However, master netting and other similar arrangements allow net settlements under certain conditions. The following table shows the Company’s derivative foreign currency contracts at gross fair value as reflected in the Consolidated Balance Sheets and the unrecognized impacts of master netting arrangements:

	Gross	Gross
	amounts	amounts
	presented	not offset
	in Consolidated	in Consolidated
	Balance Sheets	Balance Sheets	Net amounts

March 31, 2014
Assets	$58	$49	$9
Liabilities	$(90)	$(49)	$(41)

December 31, 2013
Assets	$62	$42	$20
Liabilities	$(65)	$(42)	$(23)

[c]     Fair value

The Company determined the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

Cash and cash equivalents, accounts receivable, bank indebtedness and accounts payable.

Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values.

Investments

At March 31, 2014, the Company held Canadian third party asset-backed commercial paper [“ABCP”] with a face value of Cdn$107 million [December 31, 2013 - Cdn$107 million]. The carrying value and estimated fair value of this investment was Cdn$100 million [December 31, 2013 - Cdn$99 million]. As fair value information is not readily determinable for the Company’s investment in ABCP, the fair value was based on a valuation technique estimating the fair value from the perspective of a market participant.

At March 31, 2014, the Company held available-for-sale investments in publicly traded companies. The carrying value and fair value of these investments was $4 million, which was based on the closing share price of the investments on March 31, 2014.

Term debt

The Company’s term debt includes $196 million due within one year. Due to the short period to maturity of this debt, the carrying value as presented in the consolidated balance sheets is a reasonable estimate of its fair value.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

13.       FINANCIAL INSTRUMENTS (CONTINUED)

[d]    Credit risk

The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, held to maturity investments, and foreign exchange forward contracts with positive fair values.

The Company’s held for trading investments include an investment in ABCP. Given the continuing uncertainties regarding the value of the underlying assets, the amount and timing of cash flows and the risk of collateral calls in the event that spreads widened considerably, the Company could be exposed to further losses on its investment.

Cash and cash equivalents, which consists of short-term investments, are only invested in governments, bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain governments or any major financial institution.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. For the three- month period ended March 31, 2014, sales to the Company’s six largest customers represented 83% of the Company’s total sales and substantially all of its sales are to customers in which the Company has ongoing contractual relationships.

[e]  Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on the Company’s cash and cash equivalents is impacted more by the investment decisions made and the demands to have available cash on hand, than by movements in the interest rates over a given period.

In addition, the Company is not exposed to interest rate risk on its term debt instruments as the interest rates on these instruments are fixed.

[f]  Currency risk and foreign exchange contracts

The Company operates globally, which gives rise to a risk that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange rates. The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in currencies other than the facilities’ functional currency, or when materials and equipment are purchased in currencies other than the facilities’ functional currency.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

13.       FINANCIAL INSTRUMENTS (CONTINUED)

In an effort to manage this net foreign exchange exposure, the Company uses foreign exchange forward contracts for the sole purpose of hedging certain of the Company’s future committed Canadian dollar, U.S. dollar, euro and British pound outflows and inflows. All derivative instruments, including foreign exchange contracts, are recorded on the interim consolidated balance sheet at fair value. To the extent that cash flow hedges are effective, the change in their fair value is recorded in other comprehensive income; any ineffective portion is recorded in net income. Amounts accumulated in other comprehensive income are reclassified to net income in the period in which the hedged item affects net income.

At March 31, 2014, the Company had outstanding foreign exchange forward contracts representing commitments to buy and sell various foreign currencies. Significant commitments are as follows:

	Buys	Sells

For Canadian dollars
U.S. amount	222	1,328
euro amount	53	9
Korean won amount	19,605	—

For U.S. dollars
Peso amount	7,306	278
Korean won amount	1,301	—

For euros
U.S. amount	99	235
GBP amount	30	38
Czech Koruna amount	4,734	8
Polish Zlotys amount	189	—

Forward contracts mature at various dates through 2019.  Foreign currency exposures are reviewed quarterly.

14.       CONTINGENCIES

In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers, former employees and other parties. In addition, the Company may be, or could become, liable to incur environmental remediation costs to bring environmental contamination levels back within acceptable legal limits. On an ongoing basis, the Company assesses the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable costs and losses.

A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.       CONTINGENCIES (CONTINUED)

[a]     In November 1997, the Company and two of its subsidiaries were sued by KS Centoco Ltd., an Ontario-based steering wheel manufacturer in which the Company has a 23% equity interest, and by Centoco Holdings Limited, the owner of the remaining 77% equity interest in KS Centoco Ltd. In March 1999, the plaintiffs were granted leave to make substantial amendments to the original statement of claim in order to add several new defendants and claim additional remedies, and in February 2006, the plaintiffs further amended their claim to add an additional remedy. The amended statement of claim alleges, among other things:

•            breach of fiduciary duty by the Company and two of its subsidiaries;

•            breach by the Company of its binding letter of intent with KS Centoco Ltd., including its covenant not to have any interest, directly or indirectly, in any entity that carries on the airbag business in North America, other than through MST Automotive Inc., a company to be 77% owned by Magna and 23% owned by Centoco Holdings Limited;

•            the plaintiff’s exclusive entitlement to certain airbag technologies in North America pursuant to an exclusive licence agreement, together with an accounting of all revenues and profits resulting from the alleged use by the Company, TRW Inc. [“TRW”] and other unrelated third party automotive supplier defendants of such technology in North America;

•            a conspiracy by the Company, TRW and others to deprive KS Centoco Ltd. of the benefits of such airbag technology in North America and to cause Centoco Holdings Limited to sell to TRW its interest in KS Centoco Ltd. in conjunction with the Company’s sale to TRW of its interest in MST Automotive GmbH and TEMIC Bayern-Chemie Airbag GmbH; and

•            oppression by the defendants.

The plaintiffs are seeking, amongst other things, damages of approximately Cdn$3.5 billion. Document production, completion of undertakings and examinations for discovery are substantially complete, although limited additional examinations for discovery may occur. A trial is not expected to commence until 2015, at the earliest. The Company believes it has valid defences to the plaintiffs’ claims and therefore intends to continue to vigorously defend this case. Notwithstanding the amount of time which has transpired since the claim was filed, these legal proceedings remain at an early stage and, accordingly, it is not possible to predict their outcome.

[b]     On September 24, 2013, representatives of the Bundeskartellamt, the German Federal Cartel Office [the “Cartel Office”], attended at one of the Company’s operating divisions in Germany to obtain information in connection with an ongoing antitrust investigation relating to suppliers of automobile textile coverings and components, particularly trunk linings. Investigations of this nature can continue for several years. Where wrongful conduct is found, the Cartel Office has the authority to impose administrative fines that are calculated in accordance with formula-based guidelines tied to the level of affected sales, the gravity of the infringement, the consolidated sales of the group of companies to which the offending entity belongs, as well as other mitigating and aggravating factors.

The Company’s policy is to comply with all applicable laws, including antitrust and competition laws. In light of the early stage of the investigation, management is unable to predict its duration or outcome, including whether any operating division of the Company could be found liable for any violation of law or the extent of any fine, if found to be liable. In the event of any such violation, any fines imposed under the Cartel Office guidelines referred to above could have a material adverse effect on Magna’s profitability in the year such fine is imposed.

[c]      In certain circumstances, the Company is at risk for warranty costs including product liability and recall costs. Due to the nature of the costs, the Company makes its best estimate of the expected future costs [note 8]; however, the ultimate amount of such costs could be materially different. The Company continues to experience increased customer pressure to assume greater warranty responsibility. Currently, under most customer agreements, the Company only accounts for existing or probable claims. Under certain complete vehicle engineering and assembly contracts, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements, and the specific customer’s warranty experience.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15.       SEGMENTED INFORMATION

Given the differences between the regions in which the Company operates, Magna’s operations are segmented on a geographic basis.  Consistent with the above, the Company’s internal financial reporting separately segments key internal operating performance measures between North America, Europe, Asia and Rest of World for purposes of presentation to the chief operating decision maker to assist in the assessment of operating performance, the allocation of resources, and the long-term strategic direction and future global growth of the Company.

The Company’s chief operating decision maker uses Adjusted EBIT as the measure of segment profit or loss, since management believes Adjusted EBIT is the most appropriate measure of operational profitability or loss for its reporting segments. Adjusted EBIT represents income from operations before income taxes; interest expense, net; and other expense, net.

The accounting policies of each segment are the same as those set out under “Significant Accounting Policies” [note 1] and intersegment sales and transfers are accounted for at fair market value. During the fourth quarter of 2013, the Company began reporting Asia and Rest of World as separate reporting segments.

	Three months ended				Three months ended
	March 31, 2014				March 31, 2013
				Fixed				Fixed
	Total	External	Adjusted	assets,	Total	External	Adjusted	assets,
	sales	sales	EBIT	net	sales	sales	EBIT	net

North America
Canada	$1,604	$1,487		$574	$1,681	$1,553		$633
United States	2,321	2,197		1,117	1,954	1,843		987
Mexico	1,039	958		609	965	892		577
Eliminations	(296)	—		—	(288)	—		—
	4,668	4,642	$443	2,300	4,312	4,288	$381	2,197
Europe
Western Europe (excluding Great Britain)	3,080	3,015		1,392	2,902	2,835		1,416
Great Britain	182	182		73	218	216		53
Eastern Europe	628	530		656	527	454		570
Eliminations	(117)	—		—	(95)	—		—
	3,773	3,727	127	2,121	3,552	3,505	72	2,039
Asia	463	428	29	596	364	334	11	570
Rest of World	161	161	(13)	102	231	231	(11)	129
Corporate and Other	(104)	3	19	269	(98)	3	14	237
Total reportable segments	8,961	8,961	605	5,388	8,361	8,361	467	5,172
Other expense, net			(22)				(6)
Interest expense, net			(2)				(4)
	$8,961	$8,961	$581	5,388	$8,361	$8,361	$457	5,172
Current assets				10,551				9,866
Investments, goodwill, deferred tax assets and other assets				2,609				2,723
Consolidated total assets				$18,548				$17,761

16.       SUBSEQUENT EVENTS

Subject to approval by the TSX and the New York Stock Exchange, the Board of Directors approved an amendment to the Company’s normal course issuer bid to increase the maximum number of Common Shares that may be purchased from 12 million to 20 million. The new maximum represents approximately 9.0% of the Company’s public float of Common Shares as of November 6, 2013. No other terms of the normal course issuer bid have been amended.

17.       COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the current period’s method of presentation.